ISSUED ON BEHALF OF RELX PLC

2 September 2019

TOTAL VOTING RIGHTS

As at 2 September 2019, RELX PLC’s capital consists of 2,013,730,039 ordinary shares of 14 51/116 pence each. RELX PLC holds 69,811,125 ordinary shares in Treasury.

Therefore, the total number of voting rights in RELX PLC is 1,943,918,914 and this figure may be used by shareholders as the denominator for the calculations by which they will determine whether they are required to notify their interest in, or a change to their interest in RELX PLC under the FCA’s Disclosure and Transparency Rules.